Exhibit 99.2

FOR IMMEDIATE RELEASE

FIRSTSUN CAPITAL BANCORP AND HOMESTREET, INC.

AMEND MERGER AGREEMENT

Denver, CO and Seattle, WA, April 30, 2024 – FirstSun Capital Bancorp (OTCQX: FSUN) (“FirstSun”) and HomeStreet, Inc. (“HomeStreet”) (Nasdaq: HMST) today announced that they have mutually agreed to amend their definitive merger agreement that was entered into on January 16, 2024.

The amendment provides for, among other things:

•	an increase in FirstSun’s total equity capital raised in connection with the merger of an additional $45 million to $60 million, resulting in an increase from an aggregate capital raise of $175 million to up to $235 million (as further discussed below);
•	a revised exchange ratio pursuant to which HomeStreet shareholders will receive 0.3867 shares (revised from 0.4345 shares under the original merger agreement) of FirstSun common stock for each share of HomeStreet common stock, which represents a value of $13.53 per share (based on the closing price per share of FirstSun shares on April 29, 2024);
•	a reduced termination fee payable by HomeStreet in certain circumstances if HomeStreet receives a competing acquisition proposal within 30 days after the effective date of the Amendment to $2,600,000, plus reimbursement of FirstSun’s transaction fees and expenses;
•	that the combined company’s ongoing banking operations will operate under a Texas state charter with FirstSun’s subsidiary bank, Sunflower Bank, converting from a national bank to a Texas state chartered bank and that Sunflower Bank will also seek membership in the Federal Reserve System;
•	FirstSun’s issuance of $48.5 million of subordinated debt concurrently with the closing, the proceeds of which will be contributed to Sunflower Bank to further support Sunflower Bank’s capital; and
•	HomeStreet’s disposition or sale of approximately $300 million (based on principal balance) of certain of its Commercial Real Estate loans, which disposition or loan sales will be consummated upon, or as soon as reasonably practicable, after the closing of the merger.

FirstSun and HomeStreet each believe that a Texas state bank charter is the appropriate charter for the combined company’s banking operations since Sunflower Bank is now headquartered in Dallas, Texas. Under the amended merger agreement, the necessary bank regulatory approvals required to consummate the merger are the approval of the Federal Reserve Board and the Texas Department of Banking. In conjunction with the amendment to the merger agreement, the parties’ previous application with the Office of the Comptroller of the Currency (“OCC”) in connection with the bank merger has been withdrawn. Neal Arnold, CEO of FirstSun and Sunflower Bank, stated, “We greatly appreciate the long history we have had with the OCC, including the supervisory staff in our local markets who have been great partners over the years, and we look forward to working with the Texas Department of Banking and the Federal Reserve Bank of Dallas as we continue to grow our presence in the State of Texas.” Mark Mason, CEO of HomeStreet and HomeStreet Bank, stated, “We continue to believe FirstSun is the right partner and we are working well with the FirstSun team to remain focused on ensuring an effective integration and a seamless conversion of systems.”

FirstSun also announced today that to further support the pro-forma company’s balance sheet, it has amended its investment agreements with investors to raise capital to support the merger, led by Wellington Management (“Wellington”, and combined the “Investors”), to increase the total equity capital raise from an aggregate of $175 million to up to $235 million, $80 million of which was issued to Wellington on January 17, 2024, immediately following the initial merger agreement announcement. The remaining equity capital of up to $155 million will be issued concurrently with, and subject to, closing of the merger.

Advisors

Stephens Inc. served as financial advisor to FirstSun’s board of directors and Nelson Mullins Riley & Scarborough LLP served as legal counsel to FirstSun. Keefe Bruyette and Woods, A Stifel Company, served as financial advisor to HomeStreet’s board of directors and Sullivan and Cromwell LLP served as legal counsel to HomeStreet. Latham & Watkins served as legal advisor to Keefe Bruyette and Woods, A Stifel Company.

About FirstSun Capital Bancorp

FirstSun Capital Bancorp, headquartered in Denver, Colorado, is the financial holding company for Sunflower Bank, N.A., which operates as Sunflower Bank, First National 1870 and Guardian Mortgage. Sunflower Bank provides a full range of relationship-focused services to meet personal, business and wealth management financial objectives, with a branch network in five states and mortgage capabilities in 43 states. FirstSun had total consolidated assets of $7.8 billion as of March 31, 2024.

First National 1870 and Guardian Mortgage are divisions of Sunflower Bank, N.A. To learn more, visit ir.firstsuncb.com, SunflowerBank.com, FirstNational1870.com or GuardianMortgageOnline.com.

About HomeStreet, Inc.

HomeStreet, Inc., (Nasdaq: HMST) headquartered in Seattle, Washington, operates as the bank holding company for HomeStreet Bank that provides commercial, mortgage, and consumer/retail banking services primarily in the Western United States. The company offers personal and business checking, savings accounts, interest-bearing, money market accounts, and certificates of deposit; credit cards, insurance, and cash management services. HomeStreet had total assets of $9.5 billion and total deposits of $6.5 billion as of March 31, 2024, with a branch network in Washington, California, Oregon, and Hawaii, along with lending offices in Utah and Idaho.

HomeStreet Bank is a subsidiary of HomeStreet, Inc. To learn more, visit homestreet.com.

Joint Analyst Conference Call

FirstSun and HomeStreet will conduct a conference call on Wednesday May 1, 2024, at 11:00 a.m. ET. Neal Arnold, CEO of FirstSun, Mark K. Mason, CEO and President of HomeStreet, Rob Cafera, CFO of FirstSun and John Michel, CFO of HomeStreet, will discuss the amendment to the definitive merger agreement and the proposed merger between FirstSun and HomeStreet. A question and answer session for analysts will follow the presentation. Shareholders, analysts and other interested parties may register in advance at the following URL:

https://events.q4inc.com/attendee/321173170

You may also listen to the conference call:
Participant Dial-In Details
USA / International Toll +1.646.968.2525
USA - Toll-Free +1.888.596.4144
Canada - Toronto +1.647.495.7514
Canada - Toll-Free +1.888.596.4144
Conference ID 9093745

Cautionary Note Regarding Forward-Looking Statements

Statements included in this press release which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FirstSun and HomeStreet with respect to their planned merger (the “Merger”) and the expected timing of the closing of the transaction. Words such as "may," "will," "believe," "anticipate," "expect," "intend," "opportunity," "continue," "should," and "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of HomeStreet to obtain shareholder approval, or the failure of either party to satisfy any of the other closing conditions to the transaction on a timely basis or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FirstSun and HomeStreet do business, or as a result of other unexpected factors or events;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
•	the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet; and
•	other factors that may affect future results of FirstSun or HomeStreet including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”).

Many of these factors are beyond FirstSun’s and HomeStreet’s ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. There may also be additional risks that neither FirstSun nor HomeStreet presently knows, or that FirstSun or HomeStreet currently believes are immaterial, that could cause actual events and results to differ from those contained in the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward- looking statements. All forward-looking statements speak only as of the date of this communication, and neither FirstSun nor HomeStreet assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. FirstSun and HomeStreet anticipate that subsequent events and developments will cause FirstSun’s and HomeStreet’s assessments to change. Neither FirstSun nor HomeStreet gives any assurance that either FirstSun or HomeStreet, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

FirstSun and HomeStreet qualify all forward-looking statements by these cautionary statements.

Additional Information About the Merger and Where to Find It

In connection with the merger between FirstSun, a Delaware corporation, and HomeStreet, a Washington corporation, FirstSun filed with the SEC a preliminary registration statement on Form S-4 that included a preliminary proxy statement of HomeStreet and a preliminary prospectus of FirstSun on March 8, 2024, which is not yet final and WILL be amended, as well as other relevant documents concerning the proposed transaction. Investors and security holders, prior tO making any investment or voting decision, are urged to read the preliminary registration statement and preliminary proxy statement/prospectus (and any other documents filed with the SEC in connection with the merger or incorporated by reference into the preliminary proxy statement/prospectus), as well as any amendments or supplements to those documents and the definitive versions thereof (when they become available) because such documents contain AND WILL CONTAIN important information regarding the merger.

Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor-relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

Contact Information

Investor Contacts:

FirstSun Capital Bancorp

Kelly C. Rackley

Corporate Secretary & Stockholder Relations Manager

303.962.0150 | stockholder.relations@sunflowerbank.com

HomeStreet, Inc.

John Michel

Executive Vice President, Chief Financial Officer

206.515.2291 | john.michel@homestreet.com

Media Contacts:

FirstSun Capital Bancorp

Jeanne Lipson

915.881.6785 | jeanne.lipson@sunflowerbank.com

HomeStreet, Inc.

Misty Ford

206.876.5506 | misty.ford@homestreet.com

SOURCE FirstSun Capital Bancorp and HomeStreet, Inc.